

April 16, 2024

Dawn Blevins
Chief Executive Officer
Gem Industries Group, Inc.
7394 McRavins Way
Lexington, OK 73051

> **Re: Gem Industries Group, Inc.**
> **Offering Statement on Form 1-A**
> **Filed April 2, 2024**
> **File No. 024-12423**

Dear Dawn Blevins :

We have reviewed your offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A

Cover Page

1. We note that you may issue the securities under this offering for cash, promissory notes, services, and/or other consideration without notice to subscribers. Please revise your offering statement to explain under Distribution what "other consideration" is intended to cover and the process for the offer and acceptance of non-cash consideration. Confirm through additional disclosure that you will value any non-cash consideration according to the Note to Rule 251(a)(1) of Regulation A. Please also revise your subscription agreement to include a description of these other types of consideration.

Signatures, page F-9

2. Please revise your signature page to include the issuer signature. You may refer to the Signatures section of Form 1-A for guidance.

Exhibits

3.   Please file the corporate bylaws as an exhibit. You may refer to Item 17(2) of Form 1-A for guidance.

      We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Catherine De Lorenzo at 202-551-3772 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction